UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Medivation, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

58501N101

(CUSIP Number)

Joseph J. Grano, Jr.
Centurion Holdings, LLC
1185 Avenue of the Americas, Suite 2250
New York, NY 10036
(212) 371-5038

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2006

(Date of Event which Requires Filing of this Statement)

CUSIP No. 58501N101

1.	Names of Reporting Persons./ I.R.S. Identification Nos. of above persons (entities only) Joseph J. Grano, Jr.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Citizen of the United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,149,033

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,149,033

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,149,033

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.5%

14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE

The purpose of this Amendment No. 2 to Schedule 13D is to amend the information contained in Amendment No. 1 to Schedule 13D (the “Initial Schedule 13D”) filed July 17, 2006, on behalf of Joseph J. Grano, Jr. (the “Reporting Person”). This Amendment No. 2 is filed voluntarily to report the sale of a total of 250,900 shares of the issuer’s common stock, which represents less than 1.0% of the total shares outstanding.

Item 1.    Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Medivation, Inc. (formerly Orion Acquisition Corp. II) (the “Issuer”). The address of the principal executive offices of the Issuer is 55 Hawthorne Street, Suite 610, San Francisco, California 94105.

Item 2.    Identity and Background

(b)           The business address of the Reporting Person is Joseph J. Grano, Jr., Centurion Holdings, LLC, 1185 Avenue of the Americas, Suite 2250, New York, NY 10036.

Item 5.    Interest in Securities of the Issuer

(a)           The aggregate number of shares of the Common Stock beneficially owned by the Reporting Person is 1,149,033, which represents approximately 4.5% of the outstanding Common Stock. Of the 1,149,033 shares of Common Stock beneficially owned by the Reporting Person, 522,114 shares are owned directly by the Reporting Person, 549,500 shares are issuable upon the exercise in full of the Stock Options and 77,419 shares are issuable upon the exercise in full of stock purchase warrants.

(b)           The Reporting Person has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition of, all such 1,149,033 shares of Common Stock beneficially owned by the Reporting Person.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the Reporting Person, the Reporting Person certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 13, 2007	By:	/s/ Joseph J. Grano, Jr.
	Name:	Joseph J. Grano, Jr.